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                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. *)

                         MAXICARE HEALTH PLANS, INC.
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                              577904204
                            (CUSIP Number)

                         Benjamin L. Douglas, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              April 21, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

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CUSIP No. 577904204                          Page 2 of 8 Pages


------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Snyder Capital Management, L.P.

------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/  / (b)/X/
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  117,500
   BENEFICIALLY          -----------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   1,811,800
    REPORTING            -----------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   117,500
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,936,200
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,053,700
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%
------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN, IA
------------------------------------------------------------------

CUSIP No. 577904204                          Page 3 of 8 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Snyder Capital Management, Inc.
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/ / (b)/ X/
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  117,500
   BENEFICIALLY          -----------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   1,811,800
    REPORTING            -----------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   117,500
                         -----------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,936,200
------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,053,700
------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   / /
------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.5%

------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
------------------------------------------------------------------
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CUSIP No. 577904204                          Page 4 of 8 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Maxicare Health Plans, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1149 S. Broadway Street, No. 925, Los Angeles, CA 90015.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The names of the persons filing this statement are Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers"). Persons enumerated in Instruction C of
Schedule 13D are Alan Barry Snyder ("Snyder"), Walter Niemasik, Jr. ("Niemasik"), Margot Thorington Murtaugh ("Murtaugh"), Robert James Stanton ("Stanton"), Steven James Block ("Block"), Peter Stuart Voss ("Voss"), Susan Roberta Katz-Snyder ("Katz-Snyder") and Sherry Ann Umberfield ("Umberfield") (collectively, with the Filers, the "Named Persons").

          Both SCMLP and SCMI are wholly owned by Nvest Companies, L.P. ("Nvest Companies"), a limited partnership affiliated with Nvest, L.P., a publicly traded limited partnership. The general partner of Nvest, L.P. and the managing general partner of Nvest Companies is an indirect, wholly owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). As of March 31, 1998, MetLife beneficially owned all of the general partner interests in Nvest Companies and Nvest, L.P. and, in the aggregate, general partner and limited partner interests in Nvest Companies and Nvest, L.P. representing approximately 47% of the economic interests in the business of Nvest Companies.

          SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

     (b) The business address of SCMLP, SCMI, Snyder, Niemasik, Murtaugh, Stanton, Block and Katz-Snyder is 350 California Street, San Francisco, CA 94104. The business address of Voss, Umberfield, Nvest Companies and Nvest, L.P. is 399 Boylston Street, Boston, MA 02116. The business address of MetLife is One Madison Avenue, New York, New York 10010.

     (c) SCMLP is an investment adviser registered under the Investment Advisers Act of 1940. SCMI is the sole general partner of SCMLP. Snyder is the President of SCMI. Niemasik, Murtaugh, Stanton and Block are the Vice Presidents of SCMI. Snyder, Niemasik, Voss, Katz-Snyder and Umberfield are the directors of SCMI. Voss and Umberfield are also the President and Executive Vice President, respectively, of Nvest Companies.
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CUSIP No. 577904204                          Page 5 of 8 Pages

     (d) During the last five years, none of the Named Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Named Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SCMLP is a Delaware limited partnership. SCMI is a Delaware corporation. Snyder, Niemasik, Murtaugh, Stanton, Block, Voss, Katz-Snyder and Umberfield are all citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

SCMLP          Funds Under Management*       $31,675,810.07

* Represents funds of SCMLP's advisory clients invested in the Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The Stock was acquired by SCMLP on behalf of its advisory clients for the purpose of investment. None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of SCMLP's advisory clients for the purpose of investment. Other than as described below, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

SCMLP has reviewed publicly available information on the consent solicitation initiated by Paul Dupee and the Issuer's response thereto. SCMLP has not finally decided on a course of action on this matter, but these developments highlight the dramatic loss in value sustained by the Issuer's stockholders over the last year and properly focus attention on the Issuer's recent performance and longer term strategies.

SCMLP intends to meet, or has met, with the Issuer and Mr. Dupee and other stockholders to discuss these issues. These communications will focus, or focused, on avenues of enhancing stockholder value.

SCMLP may decide to purchase at any time or times on behalf of its advisory clients additional shares of the Stock or other securities of the Issuer. SCMLP may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. SCMLP's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or SCMLP considers to be in the interests of such clients.
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CUSIP No. 577904204                          Page 6 of 8 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) To the knowledge of the Filers, the beneficial ownership of the Stock by the Named Persons in Item 2 of this statement is as follows at the date hereof:

            Aggregate
         Beneficially Owned   Voting Power   Dispositive Power
Name     Number    Percent     Sole   Shared   Sole     Shared

SCMLP   2,053,700  11.5%   117,500  1,811,800  117,500  1,936,200
SCMI    2,053,700  11.5%   117,500  1,811,800  117,500  1,936,200
Snyder      -0-     0%        -0-    -0-        -0-      -0-
Niemasik    -0-     0%        -0-    -0-        -0-      -0-
Murtaugh    -0-     0%        -0-    -0-        -0-      -0-
Stanton     -0-     0%        -0-    -0-        -0-      -0-
Block       -0-     0%        -0-    -0-        -0-      -0-
Voss        -0-     0%        -0-    -0-        -0-      -0-
Katz-Snyder -0-     0%        -0-    -0-        -0-      -0-
Umberfield  -0-     0%        -0-    -0-        -0-      -0-

(c) The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since
February 19, 1998:

          Purchase            Number         Price
Name       or Sale  Date      of Shares   Per Share($)

SCMLP        P      2/20/98    5,000         $ 9.9475
SCMLP        P      2/20/98    7,000         $ 9.9475
SCMLP        P      2/20/98    4,000         $ 9.9475
SCMLP        P      2/20/98    4,400         $ 9.9475
SCMLP        P      2/20/98    9,000         $ 9.9475
SCMLP        P      2/20/98      600         $ 9.9475
SCMLP        P      2/20/98    2,200         $ 9.9475
SCMLP        P      2/20/98    1,700         $ 9.9475
SCMLP        S      2/20/98    6,500         $ 9.9272
SCMLP        S      2/20/98    2,300         $ 9.9272
SCMLP        S      2/20/98   10,000         $ 9.9272
SCMLP        S      2/20/98    8,000         $ 9.9272
SCMLP        S      2/20/98    3,200         $ 9.9272
SCMLP        S      2/20/98    3,900         $ 9.9272
SCMLP        P      3/25/98    1,000         $11.0000
SCMLP        P      3/25/98    3,000         $11.0000
SCMLP        P      3/25/98    6,000         $11.0000
SCMLP        P      4/9/98     3,700         $11.8750
SCMLP        P      4/9/98       800         $11.8750
SCMLP        P      4/9/98     3,500         $11.8750
SCMLP        P      4/9/98    12,000         $11.8750
SCMLP        S      4/15/98      900         $12.2396
SCMLP        S      4/15/98    2,500         $12.2396
SCMLP        S      4/15/98    2,000         $12.2396
SCMLP        S      4/15/98    1,600         $12.2396
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CUSIP No. 577904204                          Page 7 of 8 Pages

SCMLP        P      4/15/98    7,000         $12.2600
SCMLP        S      4/20/98    5,000         $12.3125
SCMLP        P      4/20/98    5,000         $12.3125

Each of the above transactions was executed through Nasdaq as an over-the-counter transaction.

(d) SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the class.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SCMLP is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock. Depending on SCMLP's agreements with each advisory client, the client may have no right, a shared right or an exclusive right to direct the voting of the Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A  Agreement Regarding Joint Filing of Statement on Schedule 13D or
13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    April 22, 1998


Snyder Capital Management, L.P.

By:  Snyder Capital Management, Inc., General Partner


     By: /s/ Steven J. Block
          Steven J. Block, Vice President


Snyder Capital Management, Inc.


By:  /s/ Steven J. Block
     Steven J. Block, Vice President

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                              SCHEDULE 13D

CUSIP No. 577904204                               Page 8 of 8 Pages

                                                       EXHIBIT A
               AGREEMENT REGARDING JOINT FILING
               OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Maxicare Health Plans, Inc. For that purpose, the undersigned hereby constitute and appoint Snyder Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    April 22, 1998


Snyder Capital Management, L.P.

By:  Snyder Capital Management, Inc., General Partner


     By: /s/ Steven J. Block
          Steven J. Block, Vice President


Snyder Capital Management, Inc.


By:  /s/ Steven J. Block
     Steven J. Block, Vice President